Exhibit 99.7

CERTIFICATE OF QUALIFIED PERSON

I, Pedro Repetto, P.E., as an author of the technical report titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” (the “Technical Report”) prepared for New Pacific Metals Corp. with an effective date of September 5, 2024, do hereby certify that:

1.	I am a Principal Civil/Geotechnical Engineer with RPMGlobal USA, Inc. of Suite 1110, 7887 East Belleview Ave., Denver, CO 80111, USA.

2.

I am a graduate of Pontificia Universidad Catolica del Peru, Lima, Peru in 1966 with a degree of Civil Engineer; and Purdue University, Indiana, USA in 1970 with a degree of Master of Science in Civil Engineering.

3.

I am registered as a Professional Engineer in the state of Colorado, USA (Reg.# 0036946). I have worked as a civil engineer in mining projects for a total of 54 years since my graduation. My relevant experience for the purpose of the Technical Report is:

  Tailings Management

4.

I have read the definition of "qualified person" set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43- 101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

5.	I have not visited the Carangas Project site.

6.	I am responsible for Section 18.18 Tailings Storage Facility of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, Section 18.18 of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated Nov 15th, 2024

Original signed and sealed by

Pedro Repetto, P.E.,